OMAC BEVERAGE SECURITIES, LLC

SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934
AS OF DECEMBER 31, 2016

NET CAPITAL:

Total Members' equity	$	30,667
Less:		
Prepaid expenses and other assets		5,297
		5,297
Net capital before haircuts		25,370
Less haircuts		-
Net capital		25,370
Minimum net capital required		5,000
Excess net capital	$	20,370
Aggregate indebtedness	$	9,347
Net capital requirement based on aggregate indebtedness	$	623
Ratio of aggregate indebtedness to net capital		36.84%

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2016.

There is no significant difference between net capital as reported in amended Form X-17A-5 and net capital as computed above.